Exhibit 3.7
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK
OF
NATURADE, INC.
     Naturade, Inc., a corporation duly organized and existing under the Delaware General Corporation Law (the “Corporation”), does hereby certify that:
     1. The amendment to the Certificate of Designation of Series B Convertible Preferred Stock (the “Certificate of Designation”) set forth below was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law (the “DGCL”) and has been consented to by the stockholders in accordance with Section 228 of the DGCL.
     2. Section F(1) of the Certificate of Designation is amended to read in its entirety as follows:
     “1. Each holder of any shares of Series B Preferred Stock shall have the right, at such holder’s option, at any time or from time to time, to convert any of such shares into Common Stock, on the basis hereinafter provided. Each share of Series B Preferred Stock may be converted into such number (which may be a fraction) of fully paid and non-assessable shares of Common Stock as is equal to the sum of (i) the quotient obtained by dividing (A) the Original Issuance Price (as defined in Section I below) by (B) the Series B Conversion Price (as defined in Section I below) (the “Series B Conversion Ratio”) PLUS (ii) any Antidilution Shares (as defined in Section I below). Upon conversion of a share of Series B Preferred Stock pursuant to this Section F, all accrued but unpaid dividends with respect to such share of Series B Preferred Stock will be canceled.”
     3. Section F(3) of the Certificate of Designation is amended to read in its entirety as follows:
     “3. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series B Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of Series B Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to the then current market price (as determined in accordance with Section F(4)(f) below) of a share of Common Stock multiplied by such fractional interest. Fractional interests shall not be entitled to dividends, and the holders of fractional interests shall not be entitled to any rights as stockholders of the Corporation in respect of such fractional interest. For purposes of calculating the number of shares of Common Stock to be issued on conversion of Series B Preferred Stock, or for purposes of calculating voting or dividend rights based on the number of shares issuable on conversion of Series B Preferred Stock, all fractional shares of Common Stock of a holder resulting from, or that would result from, the conversion of Series B Preferred Stock, shall be aggregated and combined into the largest resulting whole number, so that the total number of shares of Common Stock for which any holder receives settlement in cash as fractional shares, or which the holder is not entitled to vote or receive dividends upon as fractional shares, will be less than one.”
     4. The definition of “Additional Shares of Common Stock” in Section I of the Certificate of Designation shall be amended to read in its entirety as follows:
     “Additional Shares of Common Stock” means all shares of Common Stock issued (or, pursuant to clauses (A) or (B) of Subparagraph (iv) of Section F(4)(a) above, deemed to be issued) by the Corporation after the Original Issue Date, other than Excluded Securities.
     5. A new clause shall be added to Section I of the Certificate of Designation, immediately after the definition of Affiliate, reading in its entirety as follows:
     “Antidilution Shares” shall mean, on any date on which such calculation is required (a “Calculation Date”), the number of shares resulting from (A) the excess over 537,242 in the number of shares of Common Stock issued and issuable on conversion of the Convertible Notes (based, as to issuable shares, on the conversion price of the Convertible Notes on such Calculation Date), multiplied by (B) 1.041, then divided by 47,182,301.”
     6. A new clause shall be added to Section I of the Certificate of Designation, immediately after the definition of Common Stock, reading in its entirety as follows:
     “Convertible Notes” means (i) the Convertible Secured Promissory Note dated October 31, 2000, payable (with accrued interest) to Howard Shao, in the original principal amount of $100,000, (ii) the Convertible Secured Promissory Note dated November 30, 2000, payable (with accrued interest) to Howard Shao, in the original principal amount of $100,000, and (iii) the Convertible Secured Promissory Note dated September 12, 2001, in the principal amount of $50,000, payable to David Weil.
     7. The reference in clause (B) of Section F(5) of the Certification of Designation to “Section F(4)” shall be deleted and replaced with a reference to “Section F(3).”
The next page is the signature page.

     IN WITNESS WHEREOF, Naturade, Inc. has caused this Certificate of Amendment to Certificate of Designation to be executed by Bill D. Stewart, its authorized officer, on this 15th day of May, 2003.

By: /s/Bill D. Stewart
Bill D. Stewart,
President and Chief Executive Officer